EXHIBIT 21

theglobe.com, inc. Subsidiaries

tglo.com, inc. (formerly known as voiceglo Holdings, Inc.), a Delaware Corporation
Direct Partner Telecom, Inc., a Florida Corporation
Strategy Plus, Inc., a Vermont Corporation
Chips & Bits, Inc., a Vermont Corporation
EDP Holdings, Inc. (formerly known as SendTec, Inc.), a Florida Corporation
VOIP Staffing, Inc., a Delaware Corporation
Tralliance Corporation, a New York Corporation
US VOIP Corp., a Delaware Corporation